Page _____ of _____ Pages
                                                          1        6







                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  Amendment No. ___
                                                 26
                (This amendment is being filed in substitution of the previous filing in order to add an additional entity)

                    (A fee is not being paid with this statement)



                                 BRE PROPERTIES INC.
                 ___________________________________________________
                                      (Issuer)


                                    COMMON SHARES
                 ___________________________________________________
                           (Title of Class of Securities)


                                      05564E106
                 ___________________________________________________
                                   (Cusip Number)



                 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





  John P. Elterich
  Investment Department
  State Farm Insurance Companies
  One State Farm Plaza
  Bloomington, IL 61710
  (309) 766-9835
                                                   Page _____ of _____ Pages
                                                          2        6


                                         13G

 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Mutual Automobile Insurance Company 37-0533100
 2.  Member of a Group: (a)_____(b)__X__

 3.  SEC USE ONLY:

 4.  Citizenship or Place of Organization: Illinois

 5.  Sole Voting Power: 3,226,388

 6.  Shared Voting Power: 0

 7.  Sole Dispositive Power: 3,226,388

 8.  Shared Dispositive Power: 0

 9.  Aggregate Amount Beneficially Owned by each Reporting person: 3,226,388

10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____

11.  Percent of Class Represented by Amount in Row 9: 7.29  %

12.  Type of Reporting Person: IC

______________________________________________________________________________

 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Investment Management Corp.         37-0902469
 2.  Member of a Group: (a)_____(b)__X__

 3.  SEC USE ONLY:

 4.  Citizenship or Place of Organization: Delaware

 5.  Sole Voting Power: 0

 6.  Shared Voting Power: 2,100

 7.  Sole Dispositive Power: 0

 8.  Shared Dispositive Power: 2,100

 9.  Aggregate Amount Beneficially Owned by each Reporting person: 2,100

10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____

11.  Percent of Class Represented by Amount in Row 9: 0.00  %

12.  Type of Reporting Person: IC

______________________________________________________________________________

 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Insurance Companies Employee Retirement Trust 36-6042145
 2.  Member of a Group: (a)_____(b)__X__

 3.  SEC USE ONLY:

 4.  Citizenship or Place of Organization: Illinois

 5.  Sole Voting Power: 292,570

 6.  Shared Voting Power: 0

 7.  Sole Dispositive Power: 292,570

 8.  Shared Dispositive Power: 0

 9.  Aggregate Amount Beneficially Owned by each Reporting person: 292,570

10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____

11.  Percent of Class Represented by Amount in Row 9: 0.66  %

12.  Type of Reporting Person: EP

                                                   Page _____ of _____ Pages
                                                          3        6



Item 1(a) and (b).  Name and Address of Issuer:
                    __________________________
                   BRE PROPERTIES INC.
                   44 MONTGOMERY ST.
                   36TH FLOOR
                   SAN FRANCISCO, CA.  94104

Item 2(a).  Name of Person Filing: State Farm Mutual Automobile Insurance
            _____________________
                                   Company and related entities; See Item 8 and Exhibit A

Item 2(b).  Address of Principal Business Office: One State Farm Plaza
            ____________________________________
                                                  Bloomington, IL 61710

Item 2(c).  Citizenship: United States
            ___________

Item 2(d) and (e).  Title of Class of Securities and Cusip Number: See above.
                    _____________________________________________

Item 3.  This Schedule is being filed, in accordance with 240.13d-1(b).
         _____________________________________________________________
         See Exhibit A attached.

Item 4(a).  Amount Beneficially Owned: 3,521,058 shares on 12/31/1998
            _________________________

Item 4(b).  Percent of Class: 7.96 percent pursuant to Rule 13d-3(d)(1).
            ________________

Item 4(c).  Number of shares as to which such person has:  The persons
            ____________________________________________
            identified in Exhibit A hereto have sole power to vote or to direct the vote and to dispose or to direct the disposition of all shares reported hereby.

Item 5.  Ownership of Five Percent or less of a Class: Not Applicable.
         ____________________________________________

Item 6.  Ownership of More than Five Percent on Behalf of Another Person: N/A
         _______________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company: N/A
         ________________________________________________________
Item 8.  Identification and Classification of Members of the Group:
         _________________________________________________________
         See Exhibit A attached.

Item 9.  Notice of Dissolution of Group:  N/A
         ______________________________
                                                   Page _____ of _____ Pages
                                                          4        6



  Item 10. Certification. The undersigned certify that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

  Signature. After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



              02/11/1999                   STATE FARM MUTUAL AUTOMOBILE
  _________________________________
                 Date                        INSURANCE COMPANY

                                           STATE FARM LIFE INSURANCE COMPANY
  STATE FARM VARIABLE PRODUCT TRUST

                                           STATE FARM FIRE AND CASUALTY
                                             COMPANY

  STATE FARM INSURANCE COMPANIES           STATE FARM INVESTMENT MANAGEMENT
    EMPLOYEE RETIREMENT TRUST                CORP.

  STATE FARM INSURANCE COMPANIES           STATE FARM GROWTH FUND, INC.
    SAVINGS AND THRIFT PLAN FOR
    U.S. EMPLOYEES                         STATE FARM BALANCED FUND, INC.





         /s/ Paul N. Eckley
  _________________________________            /s/ Paul N. Eckley
                                           _________________________________
     Paul N. Eckley, Fiduciary of            Paul N. Eckley, Vice President
          each of the above                       of each of the above
                                                   Page _____ of _____ Pages
                                                          5        6

                            EXHIBIT A


This Exhibit lists the entities affiliated with State Farm Mutual Automobile Insurance Company which might be deemed to constitute a "group" with regard to the ownership of shares reported herein. By way of explanation, State Farm Mutual Automobile Insurance Company is the parent of wholly owned subsidiaries, State Farm Life Insurance Company, which is the parent of the wholly owned subsidiary State Farm Life and Accident Assurance Company, and State Farm Fire and Casualty Company, which in turn is the parent of the wholly owned subsidiary State Farm Investment Management Corp. State Farm Investment Management Corp. acts as the investment advisor to State Farm Growth Fund, Inc., State Farm Balanced Fund, Inc. and the State Farm
Variable Product Trust.  The Investment
Committees of the Board of Directors of each of the insurance companies and of the State Farm Investment Management Corp. and the Trustees of the State Farm Insurance Companies Employee Retirement Trust and State Farm Insurance Companies Savings and Thrift Plan for U.S. Employees are vested with the responsibility for investing the assets of the companies, the Funds, the Trusts and the Equities
Account and the Balanced Account of the State Farm Insurance Companies Savings and Thrift Plan for U.S. Employees. State Farm Mutual Automobile Insurance Company employs all personnel of the Investment Department. State Farm Investment Management Corp. has a written agreement with State Farm Mutual Automobile Insurance Company whereby the Investment Department personnel assist State Farm Investment Management Corp. in its duties as investment advisor to the Funds and the State Farm Variable Product Trust.
Investment actions taken by the Investment Department are ratified by the Investment Committees of the Boards of Directors of the insurance companies and the Management Corporation and by the Trustees of the Trusts and the Plan. Certain members of the Investment Department also execute voting proxies from time to time but in situations where a vote contrary to that of management on a major policy matter is under consideration, approval of the Investment Committees of the Boards of Directors of the Companies involved is first obtained.

Pursuant to Rule 13d-4 each person listed in the table below expressly disclaims "beneficial ownership" as to all shares as to which such person has no right to receive the proceeds of sale of the security and disclaims that it is part of a "group".


                                                   Page _____ of _____ Pages
                                                          6        6


                                                               Number of
                                                              Shares Based
                                             Classification   on Proceeds
Name                                          Under Item 3      of Sale
____                                         ______________   ____________

State Farm Mutual Automobile Insurance Company   IC         3,226,388 shares
State Farm Life Insurance Company                IC                 0 shares
State Farm Life and Accident Assurance Company   IC                 0 shares
State Farm Fire and Casualty Company             IC                 0 shares
State Farm Investment Management Corp.           IA                 0 shares
State Farm Growth Fund, Inc.                     IV                 0 shares
State Farm Balanced Fund, Inc.                   IV                 0 shares
State Farm Variable Product Trust                IV             2,100 shares
State Farm Insurance Companies Employee
    Retirement Trust                             EP           292,570 shares
State Farm Insurance Companies Savings and
    Thrift Plan for U.S. Employees               EP
  Equities Account                                                  0 shares
  Balanced Account                                                  0 shares
                                                    -----------------
                                                            3,521,058 shares